UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2007

Commission File Number: 000-50953

EVOLVING GOLD CORP.
(Translation of registrant's name into English)

Suite 1500, 885 West Georgia Street
Vancouver, British Columbia, Canada V6E 4B3
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

[ x ] Form 20-F   [           ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [           ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [           ]

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [           ] No [ x ]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _________

SUBMITTED HEREWITH

Exhibits

99.1	News Release Dated May 4, 2007

99.2	Pinetree News Release Dated May 4, 2007

99.3	News Release Dated May 14, 2007

99.4	News Release Dated May 17, 2007

99.5	News Release Dated May 18, 2007

99.6	Report Pursuant to National Instrument 62-103

99.7	Early Warning Report Filed Pursuant to Part 4 of National Instrument 62-103

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Evolving Gold Corp.
(Registrant)

Date: May 29, 2007	By:	/s/ Robert Bick
Robert Bick

	Title:	Chief Executive Officer